                                                               EXHIBIT 99.1


                                3 Interim Report
                       9 Months Ended September 30, 1999
                                 HOLLINGER INC.


CONSOLIDATED FINANCIAL HIGHLIGHTS
NINE MONTHS ENDED SEPTEMBER 30

                                                           1999         1998
                                                         (millions of dollars)

Total revenue                                             2,393.2       2,432.3

Net earnings                                                152.2          59.5

Cash flow provided by operations (note)                     191.9         288.1

                                                                 (dollars)

Net earnings per retractable common share                    4.45          1.78

Cash flow provided by operations per
retractable common share (note)                              5.61          8.66

NOTE
Cash flow provided by operations is before any increase or decrease in non-cash operating working capital, the cash used for discontinued operations, other costs and foreign currency translation adjustment.

Throughout this report, Hollinger Inc. is referred to as "Hollinger" or the "Company", Hollinger International Inc. is referred to as "Hollinger International Inc." or "Hollinger International", Hollinger Canadian Publishing Holdings Inc. is referred to as "HCPH", and Hollinger Canadian Newspapers, Limited Partnership is referred to as "Hollinger L.P." The word "company" refers to one or other of Hollinger Inc.'s subsidiary companies, depending on the context.


Reference to "dollars " and "$" are to Canadian dollars, "U.S. $" are to United States dollars and "pounds sterling" and "(pound)" are tO lawful currency of the United Kingdom.


"EBITDA" means earnings before interest, taxes, depreciation and amortization.

TO THE SHAREHOLDERS


THIRD QUARTER RESULTS

A net loss in the third quarter of 1999 amounted to $3.9 million or a loss of $0.11 per share compared with a loss of $23.3 million or $0.71 per share in 1998. Net earnings for the nine months ended September 30, 1999 amounted to $152.2 million or $4.45 per share compared with $59.5 million or $1.78 per share in 1998. Excluding the effect of unusual items, a net loss of $21.1 million or a loss of $0.57 per share was incurred in the third quarter of 1999 compared with a net loss of $11.3 million or $0.34 per share for 1998.


The results for the third quarter compared to last year have been affected by a few significant matters.


        The start up in October 1998 of the National Post has resulted in an EBITDA loss from the National Post for the third quarter of $20.9 million. This loss is greater than initially expected because circulation has been higher than anticipated without, yet, delivering the inevitable advertising revenue. The release in October of Canadian readership and circulation statistics by the independent research company, Newspaper Audience Databank Inc. (NADbank) confirmed the high circulation and market share of the National Post in its first full year of operation. Promotional spending at the National Post was increased in the third quarter to take advantage in the fourth quarter of the release of this independent circulation data. The fourth quarter is traditionally a strong quarter for newspapers.


        Approximately 45 United States Community group newspapers which contributed $16.2 million to EBITDA in the third quarter of 1998 were sold in February 1999.


        A stronger Canadian dollar versus both the pound sterling and United States dollar in the third quarter of 1999 compared with the third quarter 1998 has been reflected in lower translated results at both United States newspapers and United Kingdom newspaper groups.


        Increased Internet activity in the area of Internet site development and operation has resulted in lower EBITDA by $4.0 million in the third quarter of 1999 compared with $2.0 million in 1998.

        Interest expense in total for the quarter was $59.5 million compared with $62.6 million in 1998, a reduction of $3.1 million. Included in interest expense are dividends on Series II and Series III exchangeable non-voting preference shares as required under accounting rules for financial instruments. In May 1999, at the Initial Period Expiry date, the Series II shares changed in nature to "mirror shares" which track a fixed number of Class A Common Shares of Hollinger International. This effectively reduced the dividend from 7% per annum to the equivalent Class A Common Share dividend. In addition, in June 1999 the Company redeemed approximately 13 million Series II preference shares and during the third quarter many holders of Series II preference shares have exchanged their shares for Class A Common Shares of Hollinger International. These events have resulted in a significantly lower third quarter Series II dividend compared with 1998. Average debt levels of the Hollinger group excluding the Series II and Series III preference shares are higher than in the third quarter of 1998 resulting in increased interest expense which has partly offset the lower Series II dividend. This increased debt level results primarily from the acquisition of the remaining Southam shares in early 1999.


        With the acquisition of the remainder of Southam Inc. in February 1999, all of the earnings of Southam Inc. are now attributable to the Company compared with the third quarter of 1998, when a substantial minority still existed.


Unusual items in the third quarter of 1999 consisted primarily of a gain on sale of community newspapers by Hollinger International and an accounting gain on the issue of limited partnership units. Unusual items in the third quarter of 1998 consisted principally of the gains at Southam on the sale of the Kitchener and Hamilton papers, gains on the sale of the Guelph and Cambridge papers, an accounting loss on the dilution of the investment in Southam and a provision against the cost of an investment. Virtually all of these 1998 third quarter unusual items net of taxes related to the minority shareholders in Southam since the book values of Hollinger's share of the assets sold were adjusted to market value when the Southam shares were purchased. As a result, the effect of unusual items on third quarter 1998 net income was largely eliminated by the related minority interest charge.

More detailed information about the operations of Hollinger International Inc. and its subsidiaries is contained in Form 10-Q which has been filed by that company with the United States Securities and Exchange Commission.


NATIONAL POST

At the end of October, 1999, the long-awaited independent research conducted by Newspaper Audience Databank Inc. (NADbank) confirmed the phenomenal success of the National Post. According to the results, more than 1,477,700 Canadians read the National Post each week. Despite having launched the National Post only a year ago, this number is very close to the Post's main competitor, the 155 year-old The Globe and Mail. In the sixteen markets that NADbank reports on, the National Post enjoyed a spectacular showing, with a weekday readership of 810,400, while the Globe lost 16% of its readership nationally to arrive at a figure of 844,700.


Hollinger was especially pleased to report the results for the highly competitive market of Metropolitan Toronto, where the numbers show the National Post had established a market share nearly as big as The Globe and Mail, largely by gaining readers at the expense of the Globe and The Toronto Star.


HOLLINGER INTERNATIONAL INC.

Hollinger International's operations are composed of the U.S. Newspapers Group consisting of the Chicago Group (including the Chicago Sun-Times) and the Community Group (American Publishing Company and The Jerusalem Post), the U.K. Newspaper Group, including the Telegraph Group Limited, and the Canadian Newspaper Group (held by HCPH) consisting of the interests in Southam Inc., Hollinger L.P., Sterling Newspapers Company and UniMedia Inc.


During the third quarter of 1999, Hollinger International continued to repurchase shares of its Class A Common Stock with approximately 9 million shares repurchased through the end of the third quarter 1999.

TELEGRAPH GROUP LIMITED

The company's EBITDA for the nine months ended September 30, 1999 was (pound)34.0 million compared to (pound)32.3 million during the corresponding period in 1998, an increase of 5%. Advertising revenue has continued to increase despite the ongoing slowdown in recruitment advertising year-on-year. Display advertising continued to perform strongly during the third quarter, as did the separate Travel and Property sections.


The ABC net circulation figure for The Daily Telegraph for the period April 1999 to September 1999 was 1,043,848, more than 300,000 copies ahead of its nearest competitor. The ABC net circulation figure for The Sunday Telegraph for the period April to September 1999 was 822,163.


The Electronic Telegraph retained its circulation lead over all other British online newspapers with a daily audience of around 70,000 people. During the quarter, there were significant new revenue contributions from both sponsorship and electronic commerce via online retail partnerships.


Electronic Telegraph also became the first newspaper in Interactive Television in the UK through a strategic partnership with a cable TV network supplier. As part of the review of other available delivery channels, a text-based news headlines service was launched on CNN's Text channel.


THE CHICAGO GROUP

Third quarter 1999 operating revenue increased 5% over the third quarter of 1998, primarily due to growth in advertising revenue at the Chicago Sun-Times. Third quarter 1999 EBITDA increased 14% primarily due to the increase in revenue and a decrease in newsprint costs.


THE COMMUNITY GROUP

In February 1999, the Community Group sold approximately 45 newspapers which had a total paid daily circulation of approximately 296,000. This resulted in an overall decrease in Community Group operating revenue, EBITDA and operating income. On a "same store" basis, the Community Group third quarter 1999 operating revenue increased 1% from 1998 and third quarter 1999 EBITDA increased 17% from 1998. The increase in EBITDA is mainly due to a 16% decrease in newsprint costs.


CANADIAN NEWSPAPER GROUP

Third quarter 1998 results included the results of the Hamilton Spectator, The Record Kitchener-Waterloo, the Cambridge Reporter and the Guelph Mercury which were sold in September of 1998. 1999 results include the Victoria Times-Colonist and several Vancouver Island weekly newspapers acquired in 1998 and the National Post which commenced operations in October 1998.

On September 26, 1999 Hollinger L.P. acquired The Record in Sherbrooke, Quebec, a daily newspaper with a paid circulation of 5,500. This acquisition was funded by the sale of The Port Elgin Beacon-Times, The Wiarton Echo and the Lloydminster Times.


On a same newspaper basis, third quarter total operating revenue increased 5% and EBITDA decreased 2.1% in 1999 from 1998. The gross profit percentage decreased from 18.6% in 1998 to 17.3% in 1999. The effects of the year-over-year increase in revenue were more than offset by increased Internet losses and promotional expenditures.


INTERNET INVESTMENTS

In addition to the Internet sites being developed and operated as part of newspaper operations, five investments totaling over $20 million were added to Hollinger's Internet portfolio during the third quarter. This portfolio now represents a total investment of approximately $96 million. Included among these minority investments are Trip.com, handbag.com, Interactive Investor International, Third Age, Tobjobs.net, Vault.com, Stockhouse.com and Newsalert, Inc.


YEAR 2000 COMPUTER CONCERNS


At the time of writing all mission critical and high priority systems have been found to be Y2K compliant or have been made so or have been replaced with Y2K compliant systems. At a few divisions installation of these systems is continuing and will be completed before year end. In these cases the systems involved are systems that have been installed at other locations and have been fully tested at those locations. For all lower priority systems compliance has been achieved and tested or work is continuing. In these latter cases plans are in place to work around possible problems. Contact has been made with all important suppliers to ensure that they have taken the necessary steps to ensure that they will be able to continue to operate without interruption. The additional cost to complete all installation and testing is estimated to be less than $2 million and will be financed from operations.

RETRACTION PRICE OF RETRACTABLE COMMON SHARES

The retraction price of the outstanding retractable common shares of the Company as of October 7, 1999 was $13.00 per share.


GENERAL

At September 30, 1999, Hollinger's publishing interests included 76 daily newspapers and 311 non-daily newspapers. Total paid daily circulation, including The Daily Telegraph and the Chicago Sun-Times, was approximately 4.0 million. The total circulation of the non-dailies was approximately 7.0 million. Web sites are operated at all of the major newspapers. Through its Hollinger Digital subsidiary, it operates the Canada.com national portal site, a variety of other specialized sites and has taken investment positions in various Internet-based companies.

DIVIDENDS

A regular quarterly dividend of 15(cent) per retractable common share has been declared payable on December 10, 1999 to shareholders of record on November 25, 1999.

November 19, 1999                             Conrad M. Black
                                              Chairman of the Board and
                                              Chief Executive Officer

MARKET VALUE INFORMATION BALANCE SHEET

(in thousands of dollars except where noted)

                                                                               SEPTEMBER 30   December 31
                                                                                     1999         1998

                                                                               (not audited)

ASSETS
Investment in Hollinger International                                           $     869,740   $1,152,124
Other investments                                                                      13,317       19,311
Other assets                                                                           33,545       83,517
                                                                                $     916,602   $1,254,952
LIABILITIES
Exchangeable shares                                                             $     301,451   $  547,804
Other liabilities                                                                     311,546      343,491
                                                                                      612,997      891,295
NET ASSETS REPRESENTING SHAREHOLDERS' EQUITY
Capital stock                                                                         315,232      240,434
Net unrealized appreciation of investments                                            159,814      419,667
Net unrealized decrease (increase) in liabilities                                      23,292     (16,175)
Deficit                                                                             (194,733)    (280,269)
                                                                                      303,605      363,657
                                                                                $     916,602   $1,254,952
RETRACTABLE COMMON SHARES OUTSTANDING                                              37,196,415   32,941,072
NET ASSET VALUE PER RETRACTABLE COMMON SHARE                                    $        8.16   $    11.04

STATEMENT OF INCOME AND EXPENSES
(not audited)

(in thousands of dollars)

                                                                                     NINE MONTHS ENDED
                                                                                       SEPTEMBER 30
                                                                                     1999         1998

INCOME
Dividends                                                                       $      82,120 $     78,180
Interest and other                                                                      5,030        1,319
Net management fees                                                                     8,790        8,400
                                                                                       95,940       87,899
EXPENSES
Administrative and other expenses                                                       7,895        7,533
Interest expense                                                                       34,446       50,842
                                                                                       42,341       58,375

Income before the undernoted                                                           53,599       29,524
Unusual items                                                                          22,256      (1,644)
Income tax expense                                                                    (3,730)      (2,168)
Net income for the period                                                       $      72,125 $     25,712
EARNINGS PER RETRACTABLE COMMON SHARE                                           $        2.11 $       0.76

SCHEDULE OF SEGMENTED EARNINGS
(not audited)
(in thousands of dollars)

                                                              U.K.          CANADIAN      CORPORATE
                                  CHICAGO    COMMUNITY     NEWSPAPER       NEWSPAPER         AND       CONSOLIDATED
                                   GROUP       GROUP         GROUP           GROUP          OTHER         TOTAL

                                                        THREE MONTHS ENDED SEPTEMBER 30, 1999


Sales revenue                     $143,459    $30,159       $201,734        $378,966       $   125    $  754,443
Cost of sales
and expenses                       122,343     22,690        164,851         342,020         7,561       659,465
Income before
interest, taxes,
depreciation and
amortization                        21,116      7,469         36,883          36,946        (7,436)       94,978
Depreciation and
amortization                         8,401      2,389         15,047          29,130         1,791        56,758
Operating
income (loss)                     $ 12,715    $ 5,080       $ 21,836 $         7,816       $ 9,227)     $ 38,220

                                                       THREE MONTHS ENDED SEPTEMBER 30, 1998

Sales revenue                     $139,852     82,061      $ 204,637       $ 362,948       $ 3,718      $793,216
Cost of sales
and expenses                       120,972     59,993        169,607         297,829         6,670       655,071
Income before
interest, taxes,
depreciation and
amortization                        18,880     22,068         35,030          65,119        (2,952)      138,145
Depreciation and
amortization                         6,395      9,036         15,860          21,803         1,824        54,918
Operating
income (loss)                     $ 12,485    $13,032      $  19,170       $  43,316      $ (4,776)     $ 83,227

CONSOLIDATED BALANCE SHEET

(in thousands of dollars)

                                                    SEPTEMBER 30   December 31
                                                      1999            1998

                                                    (not audited)


ASSETS
CURRENT ASSETS
Cash                                                $ 102,339      $  128,061
Accounts receivable                                   503,647         584,503
Inventory                                              44,761          56,294
                                                      650,747         768,858

INVESTMENTS                                           102,663          75,242
CAPITAL ASSETS                                      4,016,752       4,129,445
GOODWILL AND OTHER ASSETS                             921,318         730,956

                                                   $5,691,480      $5,704,501
LIABILITIES
CURRENT LIABILITIES
Bank indebtedness                                   $ 311,102      $  232,128
Accounts payable and accrued expenses                 551,662         792,669
Income taxes payable                                   90,128           2,465
Current portion of long-term debt                     225,531         183,150
Exchangeable shares (note 1)                          181,120         496,766
                                                    1,359,543       1,707,178

LONG-TERM DEBT                                      2,260,527       2,229,599
EXCHANGEABLE SHARES                                   156,064          51,038
                                                    3,776,134       3,987,815

MINORITY INTEREST AND DEFERRED CREDITS              1,772,126       1,783,854

SHAREHOLDERS' EQUITY
Capital stock                                         315,232         240,434
Deficit                                              (170,432)       (306,181)
                                                      144,800         (65,747)
Equity adjustment from foreign currency translation    (1,580)         (1,421)
                                                      143,220         (67,168)
                                                   $5,691,480      $5,704,501

NOTE
1. As a result of setting the exchange number for the Series II preference shares, these shares are now exchangeable into Class A common stock of Hollinger International Inc. which had a market value of $145.4 million at September 30, 1999.

   The balance above includes a deferred unrealized gain of $35.7 million which would be recognized to the extent of any future preference share retractions.

CONSOLIDATED STATEMENT OF EARNINGS
(not audited)

(in thousands of dollars)

                                                        THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                           SEPTEMBER 30                       SEPTEMBER 30
                                                    1999             1998                 1999             1998

REVENUE
Sales                                             $ 754,443        $ 793,216           $2,377,435         $2,419,519
Investment and other income                           2,850            4,869               15,786             12,790
                                                    757,293          798,085            2,393,221          2,432,309

EXPENSES
Cost of sales and expenses                          659,465          655,071            1,983,066         1,933,812
Depreciation and amortization                        56,758           54,918              172,006           154,131
Interest expense                                     59,465           62,635              184,350           174,914
                                                    775,688          772,624            2,339,422         2,262,857
NET EARNINGS (LOSS) IN EQUITY ACCOUNTED
COMPANIES                                               152              (75)               1,057              (793)


NET FOREIGN CURRENCY (LOSSES) GAINS                    (888)            (520)               2,984             1,366

EARNINGS (LOSS) BEFORE THE UNDERNOTED .             (19,131)          24,866               57,840           170,025
Unusual items                                        27,105          115,981              474,601           409,204
Income taxes                                         (7,285)         (95,740)            (214,549)         (289,356)
Minority interest                                    (4,586)         (68,381)            (165,714)         (230,364)

NET EARNINGS (LOSS)                                $ (3,897)       $ (23,274)            $152,178          $ 59,509

                                                          (dollars)                           (dollars)
NET EARNINGS (LOSS) PER RETRACTABLE
COMMON SHARE (note 2)
Basic                                                $(0.11)          $(0.71)               $4.45             $1.78
Fully diluted                                        $(0.11)          $(0.71)               $3.80             $1.50


CASH FLOW PROVIDED BY OPERATIONS PER
RETRACTABLE COMMON SHARE (note 1)
Basic                                                 $0.79            $2.30               $5.61              $8.66
Fully diluted                                         $0.79            $2.30               $5.30              $6.47

NOTES TO THE CONSOLIDATED STATEMENT OF EARNINGS
1. Cash flow provided by operations per retractable common share is based on cash flow provided by operations which is before any increase or decrease in non-cash operating working capital, the cash used by discontinued operations, prepaid subscription program and other costs and foreign currency translation adjustment. 2. Earnings per retractable common share is based on earnings applicable to retractable common shares reduced by an equity accretion in respect of the equity-linked convertible securities.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (not audited)

(in thousands of Canadian dollars)


                                               THREE MONTHS ENDED                       NINE MONTHS ENDED
                                                  SEPTEMBER 30                            SEPTEMBER 30
                                           1999                    1998          1999                       1998
NET EARNINGS

NET EARNINGS (LOSS) FOR THE PERIOD
BASED ON CANADIAN GAAP                      $(3,897)           $(23,274)         $152,178              $   59,509
Capitalization of betterments,
net of related amortization                  (3,260)             (3,163)           (8,191)                (10,536)
Acquired tax losses                             167                 176               505                     508
Start-up costs, net of amortization
and write-offs                                   39                 214               120                     641
Business combinations (note 4)                  233                 233               699                     699
Foreign exchange (note 2)                     2,452                 (66)            2,452                    (196)
Compensation to employees                      (285)               (277)             (832)                   (796)
Adjustment to tax provision                       -              11,100                 -                  15,100
Financial instruments (notes 3 and 8)         4,346               9,674            21,552                  29,427
Settlement of convertible
securities (note 6)                               -                   -                 -                     492

NET EARNINGS (LOSS) FOR THE
PERIOD BASED ON U.S. GAAP                   $  (205)           $ (5,383)         $168,483              $   94,848





EARNINGS PER SHARE                                 (dollars)                          (dollars)

NET EARNINGS PER RETRACTABLE COMMON
SHARE AND COMMON EQUIVALENT SHARE
Earnings from continuing
operations (notes 5 and 7)                   $(0.10)             $(0.42)            $4.60                   $2.05
Net earnings                                 $(0.10)             $(0.42)            $4.37                   $2.06
NET EARNINGS PER RETRACTABLE
COMMON SHARE - ASSUMING FULL DILUTION
Earnings from continuing
operations (notes 5 and 7)                   $(0.10)             $(0.42)            $4.14                   $1.70
Net earnings                                 $(0.10)             $(0.42)            $3.91                   $1.71

NOTES TO THE RECONCILIATION TO UNITED STATES GAAP.

1. The above represents additional information to the Consolidated Statement of Earnings of the Company which was prepared in accordance with Canadian GAAP. Set out above are the material adjustments (net of deferred income taxes, minority interest and foreign exchange rate adjustments where applicable) to net earnings for the nine months ended September 30, 1999 and September 30, 1998 and the three months ended September 30, 1999 and September 30, 1998 in order to conform to accounting principles generally accepted in the United States.

2. Under Canadian GAAP, the unrealized foreign exchange gain or loss on the translation of the U.S. dollar Liquid Yield Option Notes (LYONs) into Canadian dollars which was not considered a hedge against a U.S. dollar investment was being deferred or amortized over the term of the notes. Under U.S. GAAP this exchange gain or loss was expensed in the immediately.

3. Under the accounting standards for financial instruments, a portion of certain of the Company's convertible instruments are classified as equity rather than debt. Under U.S. GAAP, no portion of the convertible instruments would be classified as equity and the related interest expense on the equity component would be classified as an interest expense rather than as a dividend equivalent. In addition, Canadian GAAP requires the carrying value of the debt component of an instrument be increased over time to its settlement amount on maturity, through a charge to interest expense. Under U.S. GAAP, no portion of the instrument would be classified as equity and accordingly this adjustment to interest expense is not required. Canadian GAAP also requires the value ascribed to certain subsidiary special shares be increased over the life of the shares to the Company's optional cash settlement amount through a periodic charge to earnings. Under U.S. GAAP the shares are recorded at their fair value on the date of issue and such a charge to increase their carried amount is not required.

4. U.S. GAAP requires that the transfer of the Canadian Newspaper Group be accounted for at historical values using "as-if pooling of interests" accounting, resulting in no gain on the sale of properties and no additional amount being ascribed to circulation.

5. A loss on extinguishment of debt can be classified as an extraordinary item under U.S. GAAP, but not under Canadian GAAP.

6. Cash payments on conversion of the LYONS are treated as capital transactions under Canadian GAAP. Under U.S. GAAP, the gain or loss on cash settlement must be reflected in income.

7. A gain or loss on settlement of convertible securities can be classified as an extraordinary item under U.S. GAAP.

8. U.S GAAP earnings for the three months and nine months ended September 30, 1998 and for the six months ended June 30, 1999 have been increased by $8,497,000, $26,332,000 and $15,396,000 respectively as a result of a restatement to include the effects of dividends accrued on the Series I, II, and III preference shares which are treated as interest expense under Canadian GAAP, but as dividends paid under U.S. GAAP. This adjustment had no impact on U.S. GAAP earnings per share.

TRANSFER AGENTS AND REGISTRARS
Retractable Common Shares, Series II and III Preference Shares: Montreal Trust Company of Canada, Toronto, Montreal and Vancouver, Canada The Bank of Nova Scotia Trust Company of New York New York, New York, U.S.A.
Warrants to Purchase Retractable Common Shares of Hollinger Inc.:
Montreal Trust Company of Canada, Toronto
STOCK EXCHANGE LISTINGS
The Retractable Common Shares are listed on the Toronto, Montreal, and Vancouver stock exchanges (stock symbol HLG.C), and are also quoted on The NASDAQ Stock Market (trading symbol HLGCF). The Series II and III Preference Shares are listed on the Toronto, Montreal and Vancouver stock exchanges (trading symbols HLG.PR.B and HLG. PR.C, respectively). The Warrants to Purchase Retractable Common Shares are not listed on any stock exchange. INVESTOR INFORMATION Holders of the Company's securities and other interested parties seeking information about the Company should communicate with the Executive Vice-President and Chief Financial Officer, at 10 Toronto Street, Toronto, Ontario M5C 2B7, Tel (416) 363-8721, Fax (416) 364-0832.

SHARE INFORMATION
For information relating to Retractable Common Shares and Series II and III Preference Shares holdings, dividends, lost share certificates, etc., please communicate with: Montreal Trust Company of Canada, Tel: (416) 981-9500 or 1-800-663-9097 (toll free in Canada and U.S.) Fax: (416) 981-9800

MAJOR ELECTRONIC WEB SITES
Hollinger International             http://www.hollinger.com Telegraph     http://www.telegraph.co.uk
http://www.UKMax.com                http://www.thebestofbritish.com
Chicago Sun-Times                   http://www.suntimes.com
Chicago Network                     http://www.chicago-news.com
Jerusalem Post                      http://jpost.co.il
Southam                             http://www.canada.com UniMedia
                                    http://www.unimedia.ca Star-Phoenix
                                    http://www.saskstar.sk.ca Leader-Post
                                    http://www.leader-post.sk.ca

VERSION FRANCAISE
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